

January 6, 2011

Mr. J.R. Stirling
President
American First Financial, Inc.
12900 Vonn Road, Suite B102
Largo, Florida 33774

 Re: American First Financial, Inc.
         Amendment Number Three to Form 10 filed December 7, 2010
         Form 10-Q for the period ended December 31, 2009, filed February 10, 2010
         Amendment Number One to Form 10-Q for the period ended December 31,
         2009, filed May 18, 2010
         Amendment Number Two to Form 10-Q for the period ended December 31,
         2009, filed December 7, 2010
         <u>File No. 000-53578</u>

Dear Mr. Stirling:

        We have reviewed your letter dated December 7, 2010 and your Amendment
Number 3 to Form 10 and Amendment Number 2 to Form 10-Q filed in response to our
comment letters to you dated March 24, 2010 and July 1, 2010. We have the following
comments. In some of our comments, we may ask you to provide us with information so
we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by
providing the requested information, or by advising us when you will provide the
requested response. If you do not believe our comments apply to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

        After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

<u>General</u>

1. We note that the only periodic report you have filed is the Form 10-Q for the
   period ended December 31, 2009.

You have failed to file the following reports:
- Form 10-K for the period ended March 31, 2010;
- Form 10-Q for the period ended June 30, 2020; and
- Form 10-Q for the period ended September 30, 2010.

In addition, you have failed to file a Form 12b-25, Notice of Late Filing for your Form 10-Q for the period ended June 30, 2020 and your Form 10-Q for the period ended September 30, 2010. Please tell us when you will file each of these five documents. Further, we remind you of the fact that your Form 10-Q for the fiscal period ended December 31, 2010 is required to be filed on or before February 14, 2011.

Amendment Number Three to Form 10 filed December 7, 2010

Item 1. Business, page 5

2. We note your response and revised disclosures to prior comment 3 from our letter dated March 24, 2010, including your disclosure on page 6 that states you do not have summary information by loan type, but that you "know that approximately seventy percent of the loans we did in the past were sub-prime, twenty percent non-conforming and the rest conforming." However, in your response you state that you did not keep this kind of records, as they have no value to you, and that "competition dictates" that most of your loans (70%) are sub-prime. In light of your assertions that you did not keep sufficient records as well as your assertions in previous phone conversations related to the reliability of this estimate, please tell us and revise your disclosure to describe in detail how you are able to assert in your filing that you know the percentage of loans that were sub-prime, non-conforming and conforming. Explain how you were able to derive these percentages. To the extent the 70% figure represents a rough estimate rather than a "known" amount, please revise to more clearly disclose it as such and provide sufficient color to transparently describe of the level of specificity for which you are able to provide support. To the extent that you are entirely unable to provide any form of estimate for this period, please revise to omit the 70% figure and disclose the reasons for your lack of sufficient and appropriate records for the historical periods.

Regulation, page 6

3. We note your proposed response to comment 4 of our letter to you dated March 24, 2010. Provide us with copies of any and all licenses on which you rely to conduct business, whether held by American First or Global.

Item 5. Directors and Executive Officers, page 12

4. We note your proposed response to comment 12 of our letter to you dated March 24, 2010 and your claim that your disclosure "fully complies with Item 401(e)." Confirm that Mr. Stirling has not held any other occupations, employment or any other directorships during the past five years or disclose the information as required by Item 401(e)(1) and (2). Confirm that during the past ten years (as defined by Instruction 1 to Item 401(f)) Mr. Stirling has not been involved in any of the legal proceedings identified in Item 401(f) or disclose the information as required by Item 401(f) and the Instructions.

Item 10. Recent Sales and Issuances of Unregistered Securities, page 17

5. We note your proposed response to comment 20 of our letter to you dated March 24, 2010. Please advise the staff as to whether any of your stock sales were subject to Florida's Blue Sky laws or tell us the exemption from such requirement.

Item 11. Description of Registrant's Securities to be Registered, page 18

6. We note your response to prior comment 20 from our letter dated March 24, 2010. We note that, on several occurrences, you issued shares on the same date to different parties for different per share prices. Please tell us and clearly disclose why you issued shares to different parties for different per share prices on the same issuance date. For these situations where there were multiple issuances on or about the same date for different per share prices, please identify the specific circumstances where this occurred, the respective relationships to the recipients, and discuss your basis for the differing valuations. Please tell us and revise to disclose discuss in detail how the per share prices were determined, and identify the valuation methodology used for each issuance. Specifically revise to discuss how the volatility in your stock price as well as the declines in your assets and revenues are reflected in these per share valuations.

Item 13. Audited Financial Statements and Supplementary Data

7. Based on prior discussions held with you and your independent auditors in July 2010, you and your auditors both stated that your auditors had not been paid for services and that additional filings, amendments or other audit work would not be performed until past-due fees were paid up. In light of your liquidity situation, please tell us and disclose in your Liquidity section of future filings how you obtained funding to pay your auditors. Further, please confirm that you have engaged your auditors for the necessary audits and reviews in connection with the

filing of your delinquent Form 10-K for the year ended March 31, 2010 and delinquent Form 10-Q for the periods ended June 30, 2010 and September 30, 2010. Please tell us whether you have already compensated your auditors for these services and if not, how you intend to compensate them at a future date.

Balance Sheet, page 21

8. We note your response and revised disclosures to prior comment 27 from our letter dated March 24, 2010, as well as the Shareholder Loans schedule included as an attachment to your response to prior comment 26 from that same letter. Please address the following:

- We note the balance of your Subscription Receivable of $0 (zero) at March 31, 2008 as presented on the face of your balance sheet does not agree to the attached Shareholder Loans schedule balance at March 31, 2008 of $80,000. Please revise to reconcile this apparent discrepancy.
- We note the balance of your Loans to Shareholders of $127,441 at March 31, 2008 as presented on the face of your balance sheet does not agree to the attached Shareholder Loans schedule balance of $47,441 at March 31, 2008. Please revise to reconcile this apparent discrepancy.

Note 7. Equity, page 31

9. We note your response to prior comment 24 from our letter dated March 24, 2010. However, we were unable to locate the revised disclosures which you state were included in this Amendment. As such, we again ask that you please address the following:

    a. In light of the significance to total equity of the $399,996 realized gain on the sale of marketable equity securities you recorded in your accumulated other comprehensive income during 2007, as previously requested, revise to disclose the specific facts and circumstances relating to this transaction.
    b. Regarding the ($404,922) realized loss on marketable equity securities that you recorded in accumulated other comprehensive income during 2007, as previously requested, revise to disclose the original amounts recorded in your financial statements, and tell us the specific technical guidance you relied on to determine how to account for the transaction.
    c. As previously requested, revise to thoroughly disclose the details regarding your retirement of Series B convertible preferred stock in 2007.

Note 9. Related Party Transactions, page 32

10. We note your response and revised disclosures to prior comment 27 from our
    letter dated March 24, 2010. Again, we continue to note discrepancies between
    this footnote disclosure and the amount of compensation expense reflected on the
    face of your Statement of Operations on page 22. Specifically, we noted the
    following items:
    - Your disclosure related to the Subscription Receivable indicates that
      $20,000 of compensation expense was recorded for each of the years
      ended March 31, 2009 and 2008.
    - Your disclosure related to the forgiveness of a Bonus indicates that
      compensation expense of $0 and $25,000 was recorded for the years ended
      March 31, 2009 and 2008, respectively.
    - We also note that the above information and amounts agree to your
      disclosure included in the Executive Compensation disclosure on page 13.

    The amount of compensation expense presented on the face of the Statement of
    Operations on page 22 was $23,950 and $25,000 for the years ended March 31,
    2009 and 2008, respectively. These amounts do not appear to agree with the
    aggregate compensation expense amounts disclosed in this footnote of $20,000
    and $45,000 for each period, respectively. Please revise to reconcile this apparent
    discrepancy.

11. We note your response and revised disclosures to prior comment 28 from our
    letter dated March 24, 2010, including your revised disclosures included in Item 7
    on page 15. Please address the following:
    a. Regarding your response to bullet point "a", we note that the Net Branch
       Agreement was entered into in 2002. However, on the face of your
       Balance Sheet on page 21, you present an intangible asset of $10,000 for
       only the year ended March 31, 2009. Please tell us and revise to explain
       why you did not record an intangible asset for the year ended March 31,
       2008 and/or otherwise revise to reconcile this apparent discrepancy.
    b. Regarding your response to bullet point "b", and as previously requested,
       revise your disclosure to identify the specific technical guidance you used
       in determining how to account for this transaction.
    c. Please revise your disclosure in this footnote to cross-reference (e.g. refer
       the read) to your disclosures included in Item 7 related to the Net Branch
       Agreement with Global Lending Group.

Item 14. Unaudited Financial Statements and Supplementary Data

General – Financial Statement, page 35

12. We note your response and revised disclosures to prior comment 22 from our
letter dated March 24, 2010. However, it does not appear that you revised your
Balance Sheet as of December 31, 2009 on page 35 or your Statement of
Operations for the interim period ended December 31, 2009 on page 36 to identify
items due to or from related parties and the associated income or expense.
Therefore, as previously requested, please revise to separately identify on the face
of your financial statements for all annual and interim periods all amounts due to
or from related parties, as well as any related income or expense amounts.

Note 1. Organization, Business Operations and Summary of Significant Accounting
Policies – Subsequent Events, page 39

13. We note your disclosure that you have evaluated events subsequent to the period
ended December 31, 2009 through February 11, 2010. However, you disclose on
page 7 of your Amended Form 10-Q for the period ended December 31, 2009 that
you have evaluated subsequent events through December 7, 2010 (the date of
these filings). Please revise to clarify whether you have evaluated subsequent
events through the filing date of the amended Form 10.

Note 11. Restatement, page 42

14. We note you disclose that the net loss for the nine-months ended December 31,
2009 increased 17% to $60,692. However, it appears from your tabular
disclosure that the net loss increased approximately 70%. Please revise to
reconcile this apparent discrepancy.

Amendment No. 2 to Form 10-Q for the period ended December 31, 2009 filed
December 7, 2010

General

15. Please revise your Form 10-Q to address the above comments as applicable.

Balance Sheet, page 3

16. We note that total shares issued and outstanding as of December 31, 2009 of 22,782,205 as disclosed here differs from the total shares issued and outstanding of 22,882,205 as disclosed on page 35 of your Amended Form 10 filed December 7, 2010. Please revise to reconcile this apparent discrepancy.

Statement of Operations, page 4

17. We note that your weighted average shares outstanding as disclosure here differ from your weighted average shares outstanding for the nine months ended December 31, 2009 as disclosed on page 36 of your Amended Form 10 filed December 7, 2010. Please revise to reconcile this apparent discrepancy.

Item 2. Management's Discussion and Analysis, page 11

18. Please revise this section to comply with Item 303 including, but not limited to, the following:
    - noting your statement, on page 12, that "In the last six months ending 9/30/09 we submitted and funded a total of seven loans with an aggregate dollar amount of $630,000," please update this information as of December 31, 2009, the end of the required reporting period for this Form 10-Q;
    - as we requested in comment 5 of our letter to you dated March 24, 2010 delete or please provide specific, supportable evidence for your claim, in the subsection entitled "Summary" that you believe that there are "numerous small mortgage brokers around the country that will welcome a chance to be acquired by a company they can send all of their sub-prime and non-conforming loans to;" and
    - delete or please provide specific, supportable evidence for your claim that "most of the large mortgage lenders in the country have grown just this manner" since most have not had their auditors issue going concern opinions.
    Please make similar revisions to the Management's Discussion and Analysis in your Form 10.

19. We further note that various disclosures included throughout your Management's Discussion and Analysis (MD&A), including information related to changes in operations, liquidity and capital resources and off-balance sheet arrangements, differ from MD&A disclosures included in your Amended Form 10 filed on December 7, 2010. Please further revise your MD&A disclosures in this Form 10-Q to better correlate with the disclosures included in your Amended Form 10.

Item 4. Controls and Procedures, page 16

20. We note your response to prior comment 35 from our letter dated March 24, 2010.
However, it does not appear that you revised your disclosures to discuss
remediation efforts taken in response to your conclusion that disclosure controls
and procedures were not effective as of December 31, 2009. Therefore, as
previously requested, please revise to discuss in detail all remediation efforts you
have undertaken to ensure that your disclosure controls and procedures will be
effective in future periods.

You may contact Brittany A. Ebbertt at (202) 551-3572 or Kevin W. Vaughn,
Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments
on the financial statements and related matters. Please contact either Jonathan E. Gottlieb
at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney